SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               Dated March 16, 2004

                            REGISTRATION NO. 333-102931

                                  PENN BIOTECH INC.
                              ------------------------


 16th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
                             Telephone: 604-683-0082

                                 [GRAPHIC  OMITTED]

                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PENN BIOTECH INC.


Date: March 16, 2004                                         By: /s/ Jai Woo Lee
                                                               Name: Jai Woo Lee
                                                                Title: President

EXHIBIT INDEX

1.   Information Release




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EXHIBIT 1.


Penn Biotech Inc. to Acquire Korean Technology Company


March 16, 2004

Vancouver B.C. - Penn Biotech Inc (OTC BB: PBOTF) announced today that it has entered into a preliminary agreement to acquire all of the issued and outstanding shares of Traffic-ITS Co.,Ltd. ("Traffic"), a leader in the field of Intelligent Traffic Systems in the Republic of Korea.

Traffic, which trades on the Korean KOSDAQ market, manufactures and sells a comprehensive range of intelligent traffic systems, for monitoring, measuring and controlling traffic flows to reduce street and highway congestion and thus reduce both the economic and environmental costs of automobile traffic. Traffic is the leader in this field in Korea, and through licensing and marketing agreements with PBI signed in December of 2003, has begun to expand its business reach to China and North America.

For competitive reasons, the terms and conditions of the proposed transaction will remain confidential pending presentation of a formal takeover bid to Traffic shareholders.


Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties which may cause the Company's actual results in future periods to differ materially from those expressed. These uncertainties and risks include changing consumer preferences, lack of success of new products, loss of the Company's customers, competition and other factors discussed from time to time in the Company's filings with the Securities and Exchange Commission. No securities regulatory authority has approved or disapproved of this news release.


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                                   End of Filing